UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD COMPANY

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MINUTES OF THE 266TH MEETING OF THE BOARD OF DIRECTORS

1. DATE, HOUR AND VENUE: March 25, 2015, at 7:30 p.m., at the office of Telefônica Brasil S.A. (“Company”), located at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. CHAIRMAN AND SECRETARY: Mr. Antonio Carlos Valente da Silva – Chairman of the Board of Directors; and Mr. Breno Rodrigo Pacheco de Oliveira – Secretary of the Board of Directors.

3. PARTICIPANTS: Directors that subscribed the minutes, as prescribed by article 19, paragraph 4, of the Bylaws, with necessary quorum for holding and resolution.

4. DISCUSSIONS AND RESOLUTIONS: The Directors approved, by unanimous decision, the following matters:

4.1.         Considering that the Administrative Council of Economic Defense ("CADE") approved as of the date hereof, at the CADE’s 61st Ordinary Judgment Session, the acquisition, by the Company, of the total shares of GVT Participações S.A. (“GVTPar”), approve the public offer for primary distribution of 113,049,225 common shares (“Common Shares”) and 219,950,615 preferred shares (“Preferred Shares” and, together with the Common Shares, “Shares”), issued by the Company, all registered and book-entry Shares, with no par value, free and clear of any burden or encumbrance, inclusive in the form of American Depositary Shares (“ADS”), represented by American Depositary Receipts (“ADR”), to be carried out concurrently in Brazil and abroad (“Global Offer” or “Offer”), upon the Company’s capital increase, to be carried out within the authorized capital limit set forth in the Company’s Bylaws, based on the proportion of 1/3 (one third) of Common Shares and 2/3 (two thirds) of Preferred Shares issued by the Company, as set forth in the Company’s Bylaws, excluding the preemptive right of the Company’s current shareholders, under the terms of article 172, item I, of Law 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), however including the subscription priority right to the Company’s current shareholders, under the terms of article 21, of Instruction 400, issued by the Brazilian Securities and Exchange Commission (“CVM”), of December 29, 2003, as amended (“CVM Instruction 400”), as well as approve the main characteristics of the Global Offer, as follows:

a)      The Global Offer shall be performed concurrently: (i) in Brazil (“Brazilian Offer”), in non-organized over-the-counter market, in accordance with CVM Instruction 400, upon the public offer for the primary distribution of Shares, automatically registered with CVM, under the coordination of Banco Itaú BBA S.A., Banco Morgan Stanley S.A., Banco Santander (Brasil) S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., Banco BTG Pactual S.A., Banco Bradesco BBI S.A., Banco J.P. Morgan S.A., Goldman Sachs do Brasil Banco Múltiplo S.A., Banco de Investimentos Credit Suisse (Brasil) S.A. and HSBC Bank Brasil S.A. Banco Múltiplo (collectively, “Brazilian Offer Underwriters”), with the participation of certain financial institutions comprising the system for distribution of marketable securities and intermediary institutions authorized to operate in the Brazilian capital market, enrolled with BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), which will exclusively participate in the Brazilian Offer (“Engaged Underwriters” and “Accredited Institutions”, respectively, and together with the Brazilian Offer Underwriters, “Brazilian Offer Participating Institutions”), including the placement efforts of the Shares abroad, to be carried out by Itau BBA USA Securities, Inc., Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Santander Investment Securities Inc., Banco Bradesco BBI S.A., Banco BTG Pactual S.A. – Cayman Branch, Barclays Capital Inc., BBVA Securities Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., HSBC Securities (USA) Inc., Scotia Capital (USA) Inc. and UBS Securities LLC (collectively, “International Offer Underwriters” and, together with the Brazilian Offer Underwriters, “Global Offer Underwriters”), (1) in the United States of America, in connection with the offer registered with the Securities and Exchange Commission (“SEC”), according to the provisions set forth in the U.S. Securities Act of 1933, as amended (“Securities Act”), and (2) in the other countries, except for Brazil and the United States of America, for institutional investors and other investors that are persons not resident in the United States of America or not established in accordance with the US laws (non US persons), under the legislation applicable to the country of domicile of each investor not resident in Brazil investing in the Brazilian financial and capital market according to the investment procedures set forth in Law 4,131, of September 3, 1962, as amended, or Resolution 2,689, of January 26, 2000, of the National Monetary Council, as amended, to be fully revoked, beginning March 30, 2015, by CMN Resolution 4,373, of September 29, 2014, and CVM Instruction 325, of January 27, 2000, as amended; and (ii) abroad, in connection with the public offer for the primary distribution of Preferred Shares in the form of ADS, represented by ADR (“International Offer Shares” and, together with the Brazilian Offer Shares, “Global Offer Shares”), to be registered with SEC in accordance with the Securities Act, under the coordination of the International Offer Underwriters, and with the participation of certain engaged institutions (“International Offer”);

Minutes of the 266th MDB Pg. 1/4

b)      The Brazilian Offer shall be carried out in accordance with the Agreement for Coordination, Placement and Firm Guarantee for Settlement of Common and Preferred Shares Issued by Telefônica Brasil S.A., to be entered into between the Company, the Brazilian Offer Underwriters and, as intervening consenting party, BM&FBOVESPA;

c)       The International Offer and the sales efforts of the Brazilian Offer Shares abroad, in the context of the Brazilian Offer, shall be carried out under the terms of the Underwriting Agreement, to be entered into between the Company and the International Offer Underwriters;

d)      The Brazilian Offer Shares will be distributed by means of three different offers, namely: (i) priority offer directed to certain holders of Common Shares and Preferred Shares issued by the Company by April 1, 2015 (“Shareholders” and “Priority Offer”, respectively), under the terms of article 21 of CVM Instruction 400; (ii) retail offer comprising the Common Shares and Preferred Shares that have not been allocated to the Priority Offer, up to the maximum limit of 10% of the total of Brazilian Offer Shares (excluding the Additional Lot and Supplementary Lot), to be directed to non-institutional investors (“Retail Offer”); and (iii) institutional offer comprising the Common Shares and Preferred Shares that have not been allocated to the Priority Offer and Retail Offer, to be directed to institutional investors;

Minutes of the 266th MDB Pg. 2/4

e)      The subscription price of the Preferred Shares (“Price per Preferred Share”) will be determined after the completion of the collection of the investment intentions with the institutional investors, performed in Brazil together with the Global Offer Underwriters, in accordance with article 23, paragraph 1, and article 44 of CVM Instruction 400, and abroad by the International Offer Global Underwriters (“Bookbuilding Procedure”), based on the following parameter (i) the quotation of the Preferred Shares issued by the Company in BM&FBOVESPA, and (ii) the interests indicated based on the demand quality and quantity (per volume and price), collected with the institutional investors during the Bookbuilding Procedure, and approved at the Company’s new Board of Directors’ Meeting to be held after the completion of the abovementioned events. The subscription price of the Common Shares (“Price per Ordinary Share”) will be determined based on the Price per Preferred Share determined after the completion of the Bookbuilding Procedure, subject to the discount of 18.14%, which represents the average discount rate of the trading price of the Common Shares issued by the Company in relation to the trading price of the Preferred Shares issued by the Company over the last 3 (three) months;

f)       The Company may, as agreed by the Global Offer Underwriters, add to the number of Global Offer Shares initially offered (excluding the Supplementary Lot, as defined below) the Additional Lot of Common Shares and/or Preferred Shares, in the form of ADS, equivalent, collectively, to up to 20% (twenty percent) of the total Global Offer Shares initially offered (excluding the Supplementary Lot), to be issued by the Company, under the same conditions and price of the Shares initially offered, under the terms of article 14, paragraph 2, of CVM Instruction 400 (“Additional Shares” or “Additional ADS”, however the case may be and, collectively, “Additional Lot”);

g)      Without prejudice to the Additional Lot, under the terms of article 24 of CVM Instruction 400, the number of Shares initially offered (excluding the Additional Shares and the Shares allocated to SP Telecomunicações Participações Ltda., Telefónica S.A., Telefónica Internacional S.A. and Telefonica Chile S.A. in the context of the Priority Offer) may be added in up to 10% (ten percent), exclusively in Preferred Shares, inclusive in the form of ADSs, under the same conditions and price initially offered (“Supplementary Shares” or “Supplementary ADS”, however the case may be and, collectively, “Supplementary Lot”), according to the (i) option for distribution of Supplementary Shares (“Supplementary Share Option”), less the Supplementary ADS subject to the exercise of the Supplementary ADS Option (as defined below), granted by the Company to Bank of America Merrill Lynch Banco Múltiplo S.A.; and (ii) option for distribution of Supplementary ADS, according to the option granted by the Company to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Supplementary ADS Option” and, together with the Supplementary Share Option, solely “Supplementary Lot Option”), in both cases, to meet the eventual exceeding demand verified during the Global Offer;

Minutes of the 266th MDB Pg. 3/4

h)      The other characteristics of the Global Offer will be included in the Public Offer Preliminary Prospect for Primary Distribution of Common Shares and Preferred Shares Issued by Telefônica Brasil S.A. (“Preliminary Prospect”), the Notice to the Market of the Global Offer, which will be published on a timely basis, and the preliminary prospectus supplement and Prospectus on Form-F3;

4.2.     Approve the content of the Preliminary Prospect, Preliminary Prospectus Supplement and Prospectus on Form-F3;

4.3.     Authorize the Company’s Executive Board to undertake any and all necessary measures to perform the Global Offer, including the signature of all necessary agreements and documents related to the Global Offer.

With nothing else to address, the Meeting was adjourned and this minutes was drafted by the Board’s Secretary, which was approved and signed by the attending Directors, and drafted in the book of minutes. São Paulo, March 25, 2015. (a.a.) Mr. Antonio Carlos Valente da Silva – Board of Directors’ Chairman; Mr. Santiago Fernández Valbuena – Board of Directors’ Vice-Chairman; Mr. Antonio Gonçalves de Oliveira; Mr. Eduardo Navarro de Carvalho; Mr. Francisco Javier de Paz Mancho; Mr. José Fernando de Almansa Moreno-Barreda; Mr. Luciano Carvalho Ventura; Mr. Luis Javier Bastida Ibarguen; Mr. Luiz Fernando Furlan; Mr. Narcís Serra Serra; Mr. Roberto Oliveira de Lima. Board of Directors’ Secretary: Mr. Breno Rodrigo Pacheco de Oliveira.

This counterpart is a true copy of the minutes of the 266th Board of Directors’ Meeting of Telefônica Brasil S.A., held on March 25, 2015, drafted in the book of minutes.

Breno Rodrigo Pacheco de Oliveira

Board of Directors’ Secretary

Minutes of the 266th MDB Pg. 4/4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 27, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director